Exhibit 1.6

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259 8510 monishbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

China.com Shareholders Approve Major Mobile Acquisition

Shareholders Approve Acquisition of Timeheart for Shares and Cash Valued at $15.7 million

Atlanta, Beijing, November 28, 2006 -– China.com Inc., a Hong Kong listed subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that its shareholders have approved the acquisition by CDC Mobile of Timeheart at an extraordinary general meeting of shareholders. The transaction was deemed to be a very substantial acquisition under Hong Kong securities regulations requiring shareholder approval. The transaction was unanimously approved at the shareholders’ meeting with over 3.3 billion shares voting in favor of the acquisition.

Timeheart, a leading Mobile Valued Added Service (“MVAS”) provider in China, has been operating since 2001 and provides a full suite of MVAS products through personal digital assistant (“PDA”), wireless application protocol, (“WAP”) multi media service (“MMS”), interactive voice response (“IVR”), short message service (“SMS”) and media stream with connectivity at both the national and provincial levels of all four telecom operators in China. Timeheart’s strength in the northeastern and western provinces of China is a good complement to CDC Mobile’s success in the coastal regions of China. For the year ended December 31, 2005, Timeheart recorded a net profit of approximately $3.5 million as calculated under Hong Kong GAAP.

“We are gratified that our shareholders have endorsed our strategy with their overwhelming support of this major transaction. This acquisition reflects our confidence in China’s vast MVAS market and it will further strengthen our position as one of the leading players in the largest and fastest growing mobile market in the world,” said Xiaowei Chen, Ph.D., executive director and CFO of China.com. “Timeheart provides us with complementary products that will deepen our product offerings and make us even more competitive in a market which has excellent long-term prospects.”

As part of this previously announced acquisition, the maximum consideration payable, subject to the achievement of certain financial milestones over the next 15 months, is approximately $15.7 million. The maximum consideration will be comprised of approximately $2.1 million in cash and $3.7 million in China.com shares and the remaining balance of approximately $9.9 million in shares of CDC Mobile. This acquisition will be earnings accretive for CDC Corporation and China.com Inc and is expected to close within the week.

About CDC Mobile
CDC Mobile is the wholly owned subsidiary of China.com Inc and is focused on providing MVAS products to subscribers in China.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading MVAS and Internet services company operating principally in China was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Games
CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a business unit of CDC Corporation. CDC Games is one of the market leaders of online games in China with over 37 million registered users.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to extend CDC Mobile’s product lines and enhance its geographic coverage, the ability of CDC Mobile to grow its MVAS business both organically and through targeted acquisitions; the ability to realize strategic objectives by taking advantage of market opportunities; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations and regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

###